# INSIDER REPORT

(See instructions on the back of this report)

12g 82-2131







SUPPL

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

CANALASKA VENTURES LTD.

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: [X] [ ] [ ] [ ]

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 02 00

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [ ] NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME: BA[illegible]

GIVEN NAME: HA[illegible]

NO. STREET APT: MEZZ. FL. 626 WEST PENDER ST.

CITY: VANCOUVER

PROV: BC POSTAL CODE: V6B 1V9

BUSINESS TELEPHONE NUMBER: 604 - 688 - 0041

BUSINESS FAX NUMBER: 604 - 688 - 2582

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] FEDERAL
[ ] BANK ACT
[ ] CCAA
[ ] ICA
[ ] TLCA
[ ] CBCA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[ ] ONTARIO
[ ] QUEBEC
[ ] SASKATCHEWAN
[ ] UNITED STATES
[ ] NASDAQ
[X] SEC

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) DATE DAY | MONTH | YEAR | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| OPTIONS | 87365 | | | | | | | | | 87365 | I | 293020 BC LTD |
| WARRANTS | 787000 | | | | | | | | | 781000 | D | |
| WARRANTS | 143134 | 15 | 01 | 02 | 65 | 500000 | | | | 193134 | I | SEE REMARKS |
| | | 15 | 01 | 02 | 65 | 300000 | | | | 223134 | I | " |
| PRIVATE OPTIONS | (170000) | | | | | | | | | (170000) | I | 293020 BC LTD |
| COMMON | 709900 | 21 | 01 | 02 | 10 | | 5000 | .25 | | 704900 | D | |
| | | 21 | 01 | 02 | 10 | | 5000 | .24 | | 699900 | D | |

PROCESSED FEB 06 2002 THOMSON FINANCIAL

JAN 30

**BOX 6. REMARKS**

Of the 223134 Indirect Warrants: Cdn. Gravity - 696313
293020 BC Ltd - 1535028
Of the 1050921 Indirect Common: Cdn. Gravity - 609591
293020 BC Ltd - 441330

65 - Warrants Exercisable @ .10 for 5 Years. I own 100% of Both Companies

ATTACHMENT [X] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 28 01 02

1/31

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

# BC FORM 55-901F (Previously Form 36)

# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

CANALASKA VENTURES LTD.

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER

DATE OF LAST REPORT FILED (DAY MONTH YEAR)

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR)

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. STREET APT

CITY

PROV. POSTAL CODE

BUSINESS TELEPHONE NUMBER

BUSINESS FAX NUMBER

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☐ ALBERTA
☐ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS: DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| | 699900 | 21 01 02 | 10 | | 15000 | .24 | | 684900 | 01 | |
| Common | 250921 | 15 01 02 | 11 | 500000 | | .10 | | 750921 | 11 | See Remarks |
| | | 15 01 02 | 11 | 300000 | | .10 | | 1050921 | 11 | " |

**BOX 6. REMARKS**

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE

DATE OF THE REPORT (DAY MONTH YEAR): 28 01 02

FIN 55-901F Rev. 2001 / 4 / 19

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE